

05040746

D STATES
KCHANGE COMMISSION
n, D.C. 20549

BP3 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Atlanta Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6816 E. Brown Road
(No. and Street)

Mesa	**Arizona**	**85207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abraham **(480) 558-8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



RECEIVED
MAR 0 4 2005
178
PROCESSING

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

RH 3/25

OATH OR AFFIRMATION

I, **Tim Abraham**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Atlanta Investments, LLC**, as of **December 31**, **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
Brady Standifird
Notary Public-Arizona
Maricopa County
My Commission Expires 10/30/2007

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

FIRST ATLANTA INVESTMENTS, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2004
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
First Atlanta Investments, LLC

We have audited the accompanying statement of financial condition of First Atlanta Investments, LLC as of December 31, 2004 and the accompanying statements of operations, cash flows, member's equity and change in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of First Atlanta Investments, LLC as of December 31, 2004 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



RUBIO CPA, PC

February 1, 2005
Atlanta, Georgia

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

		2004
Cash	$	47,928
Accounts receivable		7,590
Prepaid expenses		1,722
Total assets	$	57,240

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,087
Total liabilities		7,087
Member's equity		50,153
Total liabilities and member's equity	$	57,240

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

	2004
REVENUES:	
Commissions	$ 51,340
Other income	1,001
Total revenue	52,341
EXPENSES:	
Regulatory fees	6,768
Professional fees	8,583
Occupancy	2,694
Other expenses	3,034
Total expenses	21,079
NET INCOME	$ 31,262

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF MEMBER'S EQUITY (DEFICIT)
For the Year Ended December 31, 2004

Balance, December 31, 2003	$	(14,153)
Distributions		(27,000)
Net Income		31,262
Capital Contributions		60,044
Balance, December 31, 2004	$	50,153

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2004

Subordinated borrowings at January 1, 2004	$	50,000
Changes during year – Exchange for paid in capital		(50,000)
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 31,262
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets; increase (decrease) in liabilities:	
Increase in accounts receivable	(7,590)
Increase in prepaid expense	(1,613)
Increase in accounts payable and accrued expenses	6,636
NET CASH PROVIDED BY OPERATING ACTIVITIES	28,695
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from loan to related entity	2,000
Capital contributions	9,045
CASH PROVIDED BY FINANCING ACTIVITITES	11,045
NET INCREASE IN CASH	39,740
CASH, at beginning of year	8,188
CASH at end of year	$ 47,928
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Paid in capital arising from cancellation of loans	$ 51,000
Distribution of loans receivable from related parties	$ 27,000

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First Atlanta Investments, LLC was organized as a Georgia Limited Liability Company in 1999. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers in 2003. The Company's business is to market and sell limited partnership interests of Mathon Fund, LLC, a related entity.

Ownership: The Company is owned by Slade Williams and Associates, LLC, Mesa, Arizona.

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying financial statements.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $40,715, which was $35,715 more than its required net capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's owners provide office facilities and other administrative support to the Company at no cost. The facilities and administrative services provided during 2004 were insignificant.

The loan to a member that was distributed during 2004 was non-interest bearing and due on demand.

The loan from a related party at December 31, 2003 was non-interest bearing and due on demand.

The loan to a related party that was distributed during 2004 was non-interest bearing and due on demand.

FIRST ATLANTA INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 4 – LOAN PAYABLE

The borrowings under a subordination agreement at December 31, 2003, consisted of a non-interest bearing subordinated loan due December 31, 2005. The loan was contributed to equity during 2004.

NOTE 5 – LEASES

The Company leases office facilities under a lease which expires July 2005. Rent expense for 2004 was approximately $4,200.

FIRST ATLANTA INVESTMENTS, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

FIRST ATLANTA INVESTMENTS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2004

Net Capital		
Total members' equity qualified for net capital	$	50,153
Deduction for non-allowable asset:		
Prepaid expenses		(1,722)
Accounts receivable		(7,590)
Net capital before haircuts		40,841
Less haircuts		(126)
Net capital		40,715
Minimum net capital required		5,000
Excess capital	$	35,715
Aggregate Indebtedness:		
Liabilities	$	7,087
Ratio of aggregate indebtedness to net capital		.17 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

There was no significant difference between net capital per FOCUS report and as reported above. Therefore, no reconciliation is necessary.

FIRST ATLANTA INVESTMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
First Atlanta Investments, LLC:

In planning and performing our audit of the financial statements of First Atlanta Investments, LLC for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by First Atlanta Investments, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2004 and this report does not effect our report thereon dated February 1, 2005.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 1, 2005
Atlanta, Georgia



RUBIO CPA, PC